1050 - 400 Burrard Street Vancouver, British Columbia, Canada, V6C 3A6 Email: ir@integraresources.com

FOR IMMEDIATE RELEASE	TSXV: ITR; NYSE American: ITRG
July 30, 2026	www.integraresources.com

INTEGRA FILES FEASIBILITY STUDY AND UPDATED LIFE OF MINE PLAN TECHNICAL REPORT FOR THE
PRODUCING FLORIDA CANYON MINE

Vancouver, British Columbia - Integra Resources Corp. ("Integra" or the "Company") (TSXV: ITR; NYSE American: ITRG) is pleased to announce that, further to its news release dated June 25, 2026, it has filed a Feasibility Study Technical Report and updated Life of Mine Plan (the "Technical Report") for the operating Florida Canyon Mine ("Florida Canyon" or the "Mine"), located in Pershing County, Nevada.

The Technical Report was prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"), with Global Resource Engineering Ltd. acting as lead author and consultant. The Technical Report, entitled "NI 43-101 Technical Report, Florida Canyon Gold Mine, Pershing County, Nevada, USA," dated July 28, 2026, with an effective date of May 31, 2026, has been filed under the Company's profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. The Technical Report is also available on the Company's website at www.integraresources.com.

Florida Canyon Technical Report Overview

(All amounts in United States ("U.S.") dollars unless otherwise stated)

The updated Technical Report was informed by nearly two years of operating experience and a comprehensive review of the Mine's historical performance and cost structure. Together, these efforts have resulted in a materially enhanced operation with a more stable, predictable and executable mine plan. The Technical Report highlights a 74% increase in Proven and Probable Mineral Reserves to 1.19 million ounces of gold¹, an 8-year operating mine life, and a 17% increase in average annual gold production to approximately 82,000 ounces during active mining (excluding two years of residual leaching beginning in 2033).

The updated Technical Report also outlines approximately 685,000 ounces of life-of-mine gold sold, approximately $0.8 billion of after-tax free cash flow² and a base case after-tax net present value (5%) ("NPV") of $601 million³. Site-level all-in sustaining costs² ("AISC") are expected to average approximately $2,331 per ounce, reflecting a larger, longer-life operation with higher annual production, lower long-term operating costs and stronger cash flow generation. The enhanced mine plan is expected to generate significant cash flow that will support the advancement of the DeLamar and Nevada North projects.

Refer to the 2026 Technical Report Feasibility Study and Life-of-Mine Plan news release from June 25, 2026 located on the Company's website at www.integraresources.com.

1) Please see notes for Mineral Reserve Estimate on the Company's website at www.integraresources.com

2) This is a non-GAAP financial measure, please refer to the "Cautionary Note Regarding Non-GAAP Measures" disclosure at the end of this news release for a description of this measure.

3) NPV discounted to January 1, 2026, and includes cash flows from January 1, 2026 to May 31, 2026. Base case gold prices: 2026 ($4,344/oz), 2027 ($4,414/oz), 2028 ($4,169/oz), 2029 ($3,824), 2030 to 2035 ($3,600/oz).

About Integra

Integra is a growing precious metals producer in the Great Basin of the Western United States. Integra is focused on demonstrating profitability and operational excellence at its principal operating asset, the Florida Canyon Mine, located in Nevada. In addition, Integra is committed to advancing its flagship development-stage heap leach projects: the past producing DeLamar Project located in southwestern Idaho and the Nevada North Project located in western Nevada. Integra creates sustainable value for shareholders, stakeholders, and local communities through successful mining operations, efficient project development, disciplined capital allocation, and strategic M&A, while upholding the highest industry standards for environmental, social, and governance practices.

ON BEHALF OF THE BOARD OF DIRECTORS

George Salamis
President, CEO and Director

CONTACT INFORMATION

Corporate Inquiries: ir@integraresources.com
Company website: www.integraresources.com
Office phone: 1 (604) 416-0576

Qualified Persons

The scientific and technical information contained in this news release has been reviewed and approved by James Frost, P.Eng., Director, Technical Services of Integra Resources Corp., who is a Qualified Person as defined by NI 43-101.

Forward Looking Statements

Certain information set forth in this news release contains "forward‐looking statements" and "forward‐looking information" within the meaning of applicable Canadian securities legislation and in applicable United States securities law (referred to herein as forward‐looking statements). Forward-looking statements are often identified by the use of words such as "may", "will", "could", "would", "anticipate", "believe", "expect", "intend", "potential", "estimate", "budget", "scheduled", "plans", "planned", "forecasts", "goals" and similar expressions. Except for statements of historical fact, certain information contained herein constitutes forward‐looking statements which includes, but is not limited to, statements with respect to: the future financial or operating performance of the Company and its mineral properties; the estimation of mineral resources and reserves; the realization of mineral resource and reserve estimates; the development, operational and economic results of the Technical Report for the Mine, including cash flows, revenue potential, development, expenditures, and timing thereof, extraction rates, life-of-mine projections and cost estimates; magnitude or quality of mineral deposits; the future price of metals; and the realization of the expected economics of the Mine.. Forward-looking statements are based on a number of factors and assumptions made by management and considered reasonable at the time such statement was made. Assumptions and factors include: the Company's ability to complete its planned exploration and development programs; the absence of adverse conditions at the Company's mineral properties; no unforeseen operational delays; no material delays in obtaining necessary permits; results of independent engineer technical reviews; the possibility of cost overruns and unanticipated costs and expenses; the price of gold remaining at levels that continue to render the Company's mineral properties economic; the Company's ability to continue raising necessary capital to finance operations; and the ability to realize on the mineral resource and reserve estimates. Forward‐looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward‐looking statements. These risks and uncertainties include, but are not limited to: general business, economic and competitive uncertainties; the actual results of current and future exploration activities; conclusions of economic evaluations; meeting various expected cost estimates; benefits of certain technology usage; changes in project parameters and/or economic assessments as plans continue to be refined; future prices of metals; possible variations of mineral grade or recovery rates; the risk that actual costs may exceed estimated costs; geological, mining and exploration technical problems; failure of plant, equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; risks related to local communities; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); title to properties; and other factors beyond the Company's control and as well as those factors included herein and elsewhere in the Company's public disclosure. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Readers are advised to study and consider risk factors disclosed in Integra's Annual Information Form dated March 24, 2026 for the fiscal year ended December 31, 2025, which is available on the SEDAR+ issuer profile for the Company at www.sedarplus.ca and available as Exhibit 99.1 to Integra's Form 40-F, which is available on the EDGAR profile for the Company at www.sec.gov.

Investors are cautioned not to put undue reliance on forward-looking statements.  The forward-looking statements contained herein are made as of the date of this news release and, accordingly, are subject to change after such date.  The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.  Investors are urged to read the Company's filings with Canadian securities regulatory agencies, which can be viewed online under the Company's profile on SEDAR+ at www.sedarplus.ca.

Cautionary Note Regarding Non-GAAP Financial Measures

Alternative performance measures in this news release such as "AISC" and "free cash flow" are furnished to provide additional information. These non-GAAP performance measures are included in this news release because these statistics are used as key performance measures that management uses to monitor and assess performance of Florida Canyon, and to plan and assess the overall effectiveness and efficiency of mining operations. These performance measures do not have a standardized meaning within International Financial Reporting Standards ("IFRS") and, therefore, amounts presented may not be comparable to similar data presented by other mining companies. These performance measures should not be considered in isolation as a substitute for measures of performance in accordance with IFRS.

Site-Level All-In Sustaining Cost

Site-level AISC includes cash costs and sustaining capital but excludes head office G&A and exploration expenses. The Company believes that this measure is useful to external users in assessing operating performance and the Company's ability to generate free cash flow from potential operations.

Free Cash Flow

Free cash flows are revenues net of operating costs, royalties, capital expenditures and cash taxes. The Company believes that this measure is useful to the external users in assessing the Company's ability to generate cash flows from the Mine.

Cautionary Note for U.S. Investors Concerning Mineral Resources and Reserves

NI 43-101 is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Technical disclosure contained in this news release has been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ from the requirements of the U.S. Securities and Exchange Commission ("SEC") and resource and reserve information contained in this news release may not be comparable to similar information disclosed by domestic United States companies subject to the SEC's reporting and disclosure requirements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.